Exhibit 99.3

ASML - Summary US GAAP Consolidated Statements of Operations 1,2

	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2018	2019	2018	2019
(in millions EUR, except per share data)

Net system sales	2,424.3	3,130.7	8,259.1	8,996.2
Net service and field option sales	718.2	905.7	2,684.9	2,823.8
Total net sales	3,142.5	4,036.4	10,944.0	11,820.0

Total cost of sales	(1,749.6)	(2,096.3)	(5,914.8)	(6,540.2)
Gross profit	1,392.9	1,940.1	5,029.2	5,279.8

Research and development costs	(442.4)	(516.1)	(1,575.9)	(1,968.5)
Selling, general and administrative costs	(134.6)	(147.6)	(488.0)	(520.5)
Income from operations	815.9	1,276.5	2,965.3	2,790.8

Interest and other, net	(7.5)	(4.8)	(28.3)	(25.0)
Income before income taxes	808.4	1,271.7	2,937.0	2,765.8

Benefit from (provision for) income taxes	(40.1)	(124.5)	(351.6)	(191.7)
Income after income taxes	768.3	1,147.2	2,585.4	2,574.1

Profit (loss) related to equity method investments	19.2	(13.1)	6.2	18.2
Net income	787.5	1,134.1	2,591.6	2,592.3

Basic net income per ordinary share	1.87	2.70	6.10	6.16
Diluted net income per ordinary share [3]	1.86	2.69	6.08	6.15

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	422.2	420.1	424.9	420.8
Diluted [3]	423.6	421.1	426.4	421.6

ASML - Ratios and Other Data 1,2

	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2018	2019	2018	2019
(in millions EUR, except otherwise indicated)

Gross profit as a percentage of net sales	44.3%	48.1%	46.0%	44.7%
Income from operations as a percentage of net sales	26.0%	31.6%	27.1%	23.6%
Net income as a percentage of net sales	25.1%	28.1%	23.7%	21.9%
Income taxes as a percentage of income before income taxes	5.0%	9.8%	12.0%	6.9%
Shareholders’ equity as a percentage of total assets	57.8%	55.6%	57.8%	55.6%
Sales of lithography systems (in units) [4]	64	76	224	229
Value of booked systems (EUR millions) [5]	1,587	2,402	8,181	11,740
Net bookings lithography systems (in units) [4,5,6]	53	60	241	236
Number of payroll employees in FTEs	20,044	23,219	20,044	23,219
Number of temporary employees in FTEs	3,203	1,681	3,203	1,681

ASML - Summary US GAAP Consolidated Balance Sheets 1,2

	Dec 31,	Dec 31,
	2018	2019
(in millions EUR)

ASSETS
Cash and cash equivalents	3,121.1	3,532.3
Short-term investments	913.3	1,185.8
Accounts receivable, net	1,498.2	1,786.8
Finance receivables, net	611.1	564.5
Current tax assets	79.7	178.7
Contract assets	95.9	231.0
Inventories, net	3,439.5	3,809.2
Other assets	772.6	842.8
Total current assets	10,531.4	12,131.1

Finance receivables, net	275.1	421.1
Deferred tax assets	236.3	445.3
Other assets	806.1	830.4
Equity method investments	915.8	833.0
Goodwill	4,541.1	4,541.1
Other intangible assets, net	1,104.0	1,104.4
Property, plant and equipment, net	1,589.5	1,999.3
Right-of-use assets - Operating	137.6	205.4
Right-of-use assets - Finance	—	118.5
Total non-current assets	9,605.5	10,498.5

Total assets	20,136.9	22,629.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	3,791.9	4,694.1

Long-term debt	3,026.5	3,108.3
Deferred and other tax liabilities	251.2	234.4
Contract liabilities	1,224.6	1,759.6
Accrued and other liabilities	201.7	241.0
Total non-current liabilities	4,704.0	5,343.3

Total liabilities	8,495.9	10,037.4

Total shareholders’ equity	11,641.0	12,592.2
Total liabilities and shareholders’ equity	20,136.9	22,629.6

ASML - Summary US GAAP Consolidated Statements of Cash Flows 1,2

	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2018	2019	2018	2019
(in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	787.5	1,134.1	2,591.6	2,592.3

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	110.4	122.9	422.7	448.5
Impairment	9.6	—	15.4	4.7
Loss on disposal of property, plant and equipment	0.1	0.8	3.6	3.1
Share-based payments	8.3	29.2	46.3	74.6
Allowance for obsolete inventory	72.0	54.2	218.2	221.5
Deferred income taxes	(236.9)	(80.9)	(238.5)	(200.0)
Equity method investments	64.6	107.8	61.6	56.9
Changes in assets and liabilities	830.8	2,220.2	(48.2)	74.8
Net cash provided by (used in) operating activities	1,646.4	3,588.3	3,072.7	3,276.4

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(190.1)	(305.5)	(574.0)	(766.6)
Purchase of intangible assets	(14.4)	(9.7)	(35.5)	(119.3)
Purchase of short-term investments	(519.5)	(902.4)	(918.1)	(1,291.5)
Maturity of short-term investments	350.4	200.3	1,034.1	1,019.0
Cash from (used for) derivative financial instruments	(9.3)	—	(2.4)	—
Loans issued and other investments	(0.1)	—	(1.0)	—
Repayment on loans	—	0.9	5.4	0.9
Net cash provided by (used in) investing activities	(383.0)	(1,016.4)	(491.5)	(1,157.5)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	(441.3)	(597.1)	(1,325.7)
Purchase of shares	(356.4)	(191.6)	(1,146.2)	(410.0)
Net proceeds from issuance of shares	4.4	7.2	21.8	27.2
Repayment of debt	(1.0)	(0.9)	(2.8)	(3.8)
Net cash provided by (used in) financing activities	(353.0)	(626.6)	(1,724.3)	(1,712.3)

Net cash flows	910.4	1,945.3	856.9	406.6

Effect of changes in exchange rates on cash	7.5	0.9	5.2	4.6
Net increase (decrease) in cash and cash equivalents	917.9	1,946.2	862.1	411.2

Cash and cash equivalents at beginning of the period	2,203.2	1,586.1	2,259.0	3,121.1
Cash and cash equivalents at end of the period	3,121.1	3,532.3	3,121.1	3,532.3

ASML - Quarterly Summary US GAAP Consolidated Statements of Operations 1,2

	Three months ended,
	Dec 31,	Mar 31,	June 30,	Sep 29,	Dec 31,
	2018	2019	2019	2019	2019
(in millions EUR, except per share data)

Net system sales	2,424.3	1,689.0	1,850.8	2,325.6	3,130.7
Net service and field option sales	718.2	540.1	717.1	660.9	905.7
Total net sales	3,142.5	2,229.1	2,567.9	2,986.5	4,036.4

Total cost of sales	(1,749.6)	(1,301.1)	(1,462.7)	(1,680.1)	(2,096.3)
Gross profit	1,392.9	928.0	1,105.2	1,306.4	1,940.1

Research and development costs	(442.4)	(472.7)	(487.4)	(492.3)	(516.1)
Selling, general and administrative costs	(134.6)	(121.0)	(123.5)	(128.5)	(147.6)
Income from operations	815.9	334.3	494.3	685.6	1,276.5

Interest and other, net	(7.5)	(7.9)	(6.9)	(5.4)	(4.8)
Income before income taxes	808.4	326.4	487.4	680.2	1,271.7

Benefit from (provision for) income taxes	(40.1)	17.0	(19.1)	(65.0)	(124.5)
Income after income taxes	768.3	343.4	468.3	615.2	1,147.2

Profit (loss) related to equity method investments	19.2	12.0	7.7	11.6	(13.1)
Net income	787.5	355.4	476.0	626.8	1,134.1

Basic net income per ordinary share	1.87	0.84	1.13	1.49	2.70
Diluted net income per ordinary share [3]	1.86	0.84	1.13	1.49	2.69

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	422.2	421.1	421.1	420.9	420.1
Diluted [3]	423.6	422.5	421.8	421.7	421.1

ASML - Quarterly Summary Ratios and other data 1,2

	Dec 31,	Mar 31,	June 30,	Sep 29,	Dec 31,
	2018	2019	2019	2019	2019
(in millions EUR, except otherwise indicated)

Gross profit as a percentage of net sales	44.3%	41.6%	43.0%	43.7%	48.1%
Income from operations as a percentage of net sales	26.0%	15.0%	19.2%	23.0%	31.6%
Net income as a percentage of net sales	25.1%	15.9%	18.5%	21.0%	28.1%
Income taxes as a percentage of income before income taxes	5.0%	(5.2)%	3.9%	9.6%	9.8%
Shareholders’ equity as a percentage of total assets	57.8%	58.8%	57.6%	58.3%	55.6%
Sales of lithography systems (in units) [4]	64	48	48	57	76
Value of booked systems (EUR millions) [5]	1,587	1,399	2,828	5,111	2,402
Net bookings lithography systems (in units) [4,5,6]	53	34	61	81	60
Number of payroll employees in FTEs	20,044	21,461	22,125	22,805	23,219
Number of temporary employees in FTEs	3,203	2,395	2,157	1,913	1,681

ASML - Quarterly Summary US GAAP Consolidated Balance Sheets 1,2

	Dec 31,	Mar 31,	June 30,	Sep 29,	Dec 31,
	2018	2019	2019	2019	2019
(in millions EUR)

ASSETS
Cash and cash equivalents	3,121.1	2,253.0	1,661.1	1,586.1	3,532.3
Short-term investments	913.3	1,022.1	673.5	483.8	1,185.8
Accounts receivable, net	1,498.2	1,589.3	1,637.7	2,100.7	1,786.8
Finance receivables, net	611.1	534.6	620.1	584.9	564.5
Current tax assets	79.7	373.3	320.9	339.6	178.7
Contract assets	95.9	103.5	190.4	287.8	231.0
Inventories, net	3,439.5	3,764.8	3,914.1	3,895.0	3,809.2
Other assets	772.6	755.7	877.5	816.2	842.8
Total current assets	10,531.4	10,396.3	9,895.3	10,094.1	12,131.1

Finance receivables, net	275.1	399.4	406.3	588.2	421.1
Deferred tax assets	236.3	280.7	326.6	309.2	445.3
Other assets	806.1	881.1	893.3	951.2	830.4
Equity method investments	915.8	933.6	949.9	969.0	833.0
Goodwill	4,541.1	4,541.1	4,541.1	4,541.1	4,541.1
Other intangible assets, net	1,104.0	1,158.5	1,140.8	1,122.8	1,104.4
Property, plant and equipment, net	1,589.5	1,621.8	1,669.8	1,817.9	1,999.3
Right-of-use assets - Operating	137.6	148.1	154.8	227.2	205.4
Right-of-use assets - Finance	—	—	56.0	78.5	118.5
Total non-current assets	9,605.5	9,964.3	10,138.6	10,605.1	10,498.5

Total assets	20,136.9	20,360.6	20,033.9	20,699.2	22,629.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	3,791.9	3,721.2	3,692.5	3,712.5	4,694.1

Long-term debt	3,026.5	3,082.5	3,132.4	3,170.0	3,108.3
Deferred and other tax liabilities	251.2	218.6	199.6	203.6	234.4
Contract liabilities	1,224.6	1,190.0	1,280.2	1,276.5	1,759.6
Accrued and other liabilities	201.7	182.6	183.9	265.5	241.0
Total non-current liabilities	4,704.0	4,673.7	4,796.1	4,915.6	5,343.3

Total liabilities	8,495.9	8,394.9	8,488.6	8,628.1	10,037.4

Total shareholders’ equity	11,641.0	11,965.7	11,545.3	12,071.1	12,592.2
Total liabilities and shareholders’ equity	20,136.9	20,360.6	20,033.9	20,699.2	22,629.6

ASML - Quarterly Summary US GAAP Consolidated Statements of Cash Flows 1,2

	Three months ended,
	Dec 31,	Mar 31,	June 30,	Sep 29,	Dec 31,
	2018	2019	2019	2019	2019
(in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	787.5	355.4	476.0	626.8	1,134.1

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	110.4	104.8	108.4	112.4	122.9
Impairment	9.6	2.7	—	2.0	—
Loss on disposal of property, plant and equipment	0.1	0.6	1.4	0.3	0.8
Share-based payments	8.3	14.9	12.5	18.0	29.2
Allowance for obsolete inventory	72.0	72.1	49.1	46.1	54.2
Deferred income taxes	(236.9)	(76.5)	(65.1)	22.5	(80.9)
Equity method investments	64.6	(17.0)	(15.3)	(18.6)	107.8
Changes in assets and liabilities	830.8	(937.8)	(467.5)	(740.1)	2,220.2
Net cash provided by (used in) operating activities	1,646.4	(480.8)	99.5	69.4	3,588.3

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(190.1)	(147.0)	(128.3)	(185.8)	(305.5)
Purchase of intangible assets	(14.4)	(86.7)	(11.7)	(11.2)	(9.7)
Purchase of short-term investments	(519.5)	(288.1)	(0.7)	(100.3)	(902.4)
Maturity of short-term investments	350.4	179.4	349.3	290.0	200.3
Cash from (used for) derivative financial instruments	(9.3)	—	—	—	—
Loans issued and other investments	(0.1)	—	—	—	—
Repayment on loans	—	—	—	—	0.9
Net cash provided by (used in) investing activities	(383.0)	(342.4)	208.6	(7.3)	(1,016.4)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—	(884.4)	—	(441.3)
Purchase of shares	(356.4)	(52.6)	(17.4)	(148.4)	(191.6)
Net proceeds from issuance of shares	4.4	5.2	7.4	7.4	7.2
Repayment of debt	(1.0)	(0.7)	(1.2)	(1.0)	(0.9)
Net cash provided by (used in) financing activities	(353.0)	(48.1)	(895.6)	(142.0)	(626.6)

Net cash flows	910.4	(871.3)	(587.5)	(79.9)	1,945.3

Effect of changes in exchange rates on cash	7.5	3.2	(4.4)	4.9	0.9
Net increase (decrease) in cash and cash equivalents	917.9	(868.1)	(591.9)	(75.0)	1,946.2

Cash and cash equivalents at beginning of the period	2,203.2	3,121.1	2,253.0	1,661.1	1,586.1
Cash and cash equivalents at end of the period	3,121.1	2,253.0	1,661.1	1,586.1	3,532.3

Notes to the Summary US GAAP Consolidated Financial Statements

Basis of preparation
The accompanying Summary Consolidated Financial Statements are stated in millions of euros unless indicated otherwise. The accompanying Summary Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").
For further details on our Summary of Significant Accounting Policies refer to the Notes to the Consolidated Financial Statements as recorded in our Integrated Report based on US GAAP which is available on www.asml.com. Further disclosures required under US GAAP in annual reports are not included in the Summary Consolidated Financial Statements.

1	These financial statements are unaudited.

2	Numbers have been rounded for readers' convenience.

3
The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans and the issuance of shares under ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options when such exercises would be anti-dilutive.

4	Lithography systems do not include metrology and inspection systems.

5	Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems).

6	Our Q3 2019 systems net bookings include 1 DUV system shipped to collaborative Research Center (Imec) in Q3 2019. This system is not recognized in revenue.

Forward Looking Statements
This document contains statements that are forward-looking, including statements with respect to expected trends, outlook, bookings, financial results and effective tax rate, annual revenue opportunity in 2020 and through 2025 and long term growth opportunity including the expectation that 2020 will be a growth year, expected trends in end markets, products and segments, including memory and logic, expected industry and business environment trends, the expected continuation of Moore’s law and the expectation that EUV will continue to enable Moore’s law and drive long term value for ASML and statements with respect to plans regarding dividends and share buybacks, including the dividend proposal in respect of 2019, the intention to continue to return excess cash to shareholders through a combination of share buybacks and growing annualized dividends and the new share buyback program. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors; the impact of general economic conditions on consumer confidence and demand for our customers’ products; performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products; the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production; our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; changes in exchange and tax rates; available liquidity, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.